

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

Via E-mail
David Young
Chief Executive Officer
Global Medical REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re:** **Global Medical REIT Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed August 6, 2014**
> **File No. 333-177592**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

1.   In the footnotes, please present summary data on the parent of the lessee, Select Medical Corporation, and disclose that information is publicly available in Form 10-K and other filings.

Exhibit 99.2

2.   Please revise the pro forma information to reflect in a separate column the events of July 17, 2014 or explain why these have been excluded:

- Conversion of the non-interest bearing loan used to secure the Capital One financing to interest bearing convertible debentures;

- Payment of a one-time special dividend; and

- Issuance of 92 million shares of common stock as an inducement to convert $2,932,000 of convertible debt.

3.   Please expand your disclosure in the notes to clearly explain the assumptions that were used in arriving at certain amounts, such as depreciation and amortization, interest expense, asset management fees, deferred financing costs, cash, accounts payable and accrued expenses, and due to affiliates.

4.   Please provide Statements of estimated taxable operating results and cash to be made available by operations in your pro forma statements. The presentation should be based on the rents to be paid in the first year of the acquired lease. Material changes in the terms that will occur pursuant to the terms of the lease subsequent to the first year should be prominently disclosed.

5.   Please present in tabular form the estimated cash distribution per unit showing the portion thereof reportable as taxable income and the portion thereof that is a return of capital. If taxable net income will be greater than the cash available for distribution per unit, this should be disclosed.

You may contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director